UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
January 2019

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Commission File Number: 001-38067

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Verona Pharma plc
(Exact Name of Registrant as Specified in Its Charter)

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3 More London Riverside
London SE1 2RE UK
+44 203 283 4200
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On January 3, 2019, Verona Pharma plc (the "Company") issued a press release announcing the appointment of Kathleen Rickard, MD, as Chief Medical Officer, and Tara Rheault, PhD, MPH, as Vice President of R&D Operations and Global Project Management (the "Executive Appointments Announcement"). Dr. Rickard is expected to start in her role on February 1, 2019, and Dr. Rheault started in her role on January 1, 2019.

The Executive Appointments Announcement is furnished herewith as Exhibit 1 to this Report on Form 6-K.

This Report on Form 6-K, excluding Exhibit 1, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-225107).

EXHIBIT INDEX

Exhibit No.	Description

1	Executive Appointments Announcement

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERONA PHARMA PLC

Date: January 4, 2019	By:	/s/ Jan-Anders Karlsson
		Name:	Jan-Anders Karlsson, PhD
		Title:	Chief Executive Officer